April 7, 2008

Mail Stop 4561

Mr. Stephen E. Sterrett
Executive Vice President and Chief Financial Officer
Simon Property Group, Inc.
225 West Washington Street
Indianapolis, IN 46204

> RE: **Simon Property Group, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2007**
> **Filed February 26, 2008**
> **File No. 1-14469**

Dear Mr. Sterrett:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Jessica Barberich
Staff Accountant